UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 2024

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Appointment of Director

Our former director and the chairperson of the Nomination Committee of the board of directors (the “Board”) of the Company, Mr. Kia Hong Lim, passed away on August 12, 2024. To fill the vacancy on the Board, on December 20, 2024, the Nomination Committee recommended, and the Board appointed, Ms. Amy Hsiao Ming Fong (“Ms. Fong”) to serve as president and director of the Company, effective January 1, 2025.

Ms. Fong, age 54, has served as the Senior Advisor of FountainVest Partners (Asia), an investment firm based in Hong Kong that invests in the private markets, since August 2024. She served as Managing Director of the company’s Sustainability and Strategic Initiatives from July 2023 to July 2024, and as Chief Operating Officer of the company from October 2019 to July 2023. From 2015 to 2019, Ms. Fong served as the Chief Executive of Save the Children Hong Kong, the Hong Kong branch of Save the Children, a non-governmental organization (NGO) that focuses on improving the lives of children through education, healthcare, and protection from harm. Ms. Fong served as a Managing Director at JPMorgan Chase & Co in Hong Kong from 2012 to 2015 and, from 2014 to 2015, served at the company as the Chief of Staff for Hong Kong and Head of Asia Strategic Change Management. From 2010 to 2011, she served at HSBC Holdings plc, as the Chief Operating Officer for Global Banking in Asia Pacific. Ms. Fong obtained a Bachelor of Science degree, cum laude, in Accounting and International Management from Georgetown University in 1992, and a Master of Business Administration degree in Finance and International Business from Columbia Business School in 1996.

There are no family relationships between Ms. Fong and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Fong and any other person pursuant to which she was appointed as a director.

Appointment of Nomination Committee Member and Chairperson

On December 20, 2024, to fill the vacancy on the Nomination Committee, the Board appointed Ms. Xinyue (Jasmine) Geffner, an independent director of the Company, as a member of the Nomination Committee and Mr. Guanghai Li, Chief Executive Officer and director of the Company and a member of the Nomination Committee, as the chairperson of the Nomination Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: December 27, 2024

2